1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated April 20, 2005

FORWARD-LOOKING STATEMENTS

The announcement constituting Exhibit 1.1 contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties, including those risks and uncertainties described under “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2003. These forward looking statements include, without limitation, statements relating to our business strategies, network expansion plans and related capital expenditure plans, the planned development of new mobile technologies and other technologies and related applications, the expected impact of tariff changes on our business, financial condition and results of operations, the expected impact of new services on our business, financial condition and results of operations, and future developments in the telecommunications industry in Mainland China, including the restructuring of the industry and changes in government policies. The words “anticipate”, “believe”, “estimate”, “expect”, “intend” and similar expressions, as they relate to us, are intended to identify certain of such forward-looking statements. We do not intend to update these forward-looking statements.

These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the effect of competition on the demand for and price of our services;

•	changes in mobile telephony and related technologies, which could affect the viability and competitiveness of our mobile telecommunications networks; and

•	changes in political, economic, legal and social conditions in Mainland China, including, without limitation, the Chinese government’s policies with respect to new entrants in the telecommunications industry, the entry of foreign companies into China’s telecommunications market and China’s economic growth.

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In addition, our future network expansion and other capital expenditure and development plans are dependent on numerous factors, including, among others:

•	our ability to obtain adequate financing on acceptable terms;

•	the adequacy of currently available spectrum or the availability of additional spectrum;

•	the availability of transmission lines and equipment, and the availability of the requisite number of sites for locating network equipment, on reasonable commercial terms;

•	our ability to develop or obtain new technology and related applications; and

•	the availability of qualified management and technical personnel.

We do not intend to update these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: April 21, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 941)

ANNOUNCEMENT

The unaudited financial data of the Group for the first quarter of 2005 reflected:

•	Operating revenue reached RMB54.859 billion, up by 30.2% over the same period last year

•	EBITDA of RMB29.624 billion, up by 22.0% over the same period last year

•	Net profit of RMB11.246 billion, up by 19.8% over the same period last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the “Board”) of China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first quarter of 2005.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note 1, Note 2)

	For the period from 1 January 2005 to 31 March 2005	For the period from 1 January 2004 to 31 March 2004	Increase
Operating Revenue (RMB)	54.859 billion (equivalent to approximately HK$51.754 billion)	42.143 billion (equivalent to approximately HK$39.758 billion)	30.2%

EBITDA (RMB)	29.624 billion (equivalent to approximately HK$27.947 billion)	24.286 billion (equivalent to approximately HK$22.911 billion)	22.0%

EBITDA margin	54.0%	57.6%

Net profit (RMB)	11.246 billion (equivalent to approximately HK$10.609 billion)	9.389 billion (equivalent to approximately HK$8.858 billion)	19.8%

Net Profit margin	20.5%	22.3%

Note 1: The above unaudited financial data is prepared in accordance with the generally accepted accounting principles in Hong Kong. The financial data of the Group for the first quarter of 2005 included the results of the Company and its subsidiaries, including the 31 provincial mobile companies, while the financial data for the first quarter of 2004 included the results of the Company and its original subsidiaries, including the 21 provincial mobile companies.

Note 2: The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“New HKFRSs”), which are effective for accounting periods beginning on or after 1 January 2005. The above unaudited financial data has recognised the impact of New HKFRSs.

Operational Data

	As at 31 March 2005/For the period from 1 January 2005 to 31 March 2005	As at 31 December 2004/For the period from 1 October 2004 to 31 December 2004	As at 30 September 2004/For the period from 1 July 2004 to 30 September 2004
Number of Subscribers	213.87 million	204.29 million	194.38 million
Net increase in subscribers for the relevant reporting period	9.58 million	9.91 million	8.91 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/User/Month)	89	91	90
Total Usage for the relevant reporting period (Minutes)	196.48 billion	188.27 billion	170.37 billion
Average Usage per User per Month (MOU) during the relevant reporting period (Minutes/User/Month)	318	313	297
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.279	0.290	0.302
Number of Users of Mobile Data Services	174.00 million	156.83 million	147.09 million
Short Message Services Usage Volume for the relevant reporting period (Messages)	59.1 billion	62.8 billion	40.0 billion
Network Capacity (Users)	254 million	244 million	226 million
Network Utilization Rate	84.2%	83.6%	86.0%
Number of Employees	90,771	88,127	85,621
Labour Productivity (Subscribers/Employee)	2,356	2,318	2,270

By leveraging the advantages of scale that result from the Group being the market leader in Mainland China’s mobile telecommunications industry, by ceaselessly pursuing refined management techniques, and benefiting from the contribution from the 10 provincial mobile companies that were acquired on 1 July 2004, the Group achieved favourable financial results for the first quarter of 2005, notwithstanding the competitive market environment. The Group’s operating revenue reached RMB54.859 billion, representing an increase of 30.2 per cent. compared to the same period of last year. EBITDA reached RMB29.624 billion, representing an increase of 22.0 per cent. compared to the same period of last year. EBITDA margin was maintained at a high level of 54.0 per cent. Net profit reached RMB11.246 billion, representing an increase of 19.8 per cent. compared to the same period of last year.

By leveraging its premium and efficient network and significant brand advantages, refining its management methods, adopting effective marketing strategies, delivering personalised services, and focusing on innovation and developing new businesses, the Group continued to make encouraging progress in developing its business and recorded favourable subscriber growth in a competitive environment during the first quarter of 2005. As at 31 March 2005, the Group’s subscribers (including all 31 provincial mobile companies) reached 213.87 million. Owing to the robust subscriber growth, which was primarily comprised of low ARPU customers, the Group’s ARPU for the first quarter of 2005 declined moderately. However, during the period, the decline in average revenue per minute of usage has been relatively better controlled. New businesses have sustained rapid and stable growth and the contribution of new businesses to operating revenue has further increased. Operating revenue continued to record favourable growth.

The Group will continue to fully leverage its leading position in Mainland China’s mobile telecommunications industry and its economies of scale, further integrate its brands catering to different target customer segments, aggressively develop mobile data and other new businesses, and strengthen the classification of voice usage volume promotion. The Group will unswervingly pursue business and service innovation, strive to consolidate its leading market position and maintain its sound fundamentals and sustainable development, with a view to generating greater value for its shareholders. Within a competitive environment, the Group will continue to promote orderly and rational competition and strive to foster a healthy environment for further industry development. This will better serve the long-term interests of consumers, operating companies and investors.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as non-executive director.

By Order of the Board

China Mobile (Hong Kong) Limited

Wang Jianzhou

Chairman and Chief Executive Officer

Hong Kong, 20 April 2005